Philip Magri, Esq.

November 27, 2019

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Scott Anderegg, Staff Attorney

Jennifer Molina, Staff Counsel

Re:	REMSleep Holdings, Inc.

Offering Statement on Form 1-A

Filed October 4, 2019

File No. 024-11092

Ladies and Gentlemen:

On behalf of our client, REMSleep Holdings, Inc., a Nevada corporation (the “Company”), we are filing this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 30, 2019, relating to the above-referenced Offering Statement on Form 1-A (“Offering Statement”) relating to the issuance by the Company of 50,000,000 of shares of common stock.

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in w, followed by the corresponding responses from the Company. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff.

Please also be advised that we have filed Amendment No. 1 to the Offering Statement today which reflects our responses below. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in Amendment No.1.

Risk Factors

Risks Related to Government Regulation

We may not receive the necessary clearances or approvals for our future products..., page 19

1.	We note your disclosure on page 20 that you have obtained approval of your DeltaWave device through the PMA pathway. However, your disclosure on page 28 states that “[you] will need to obtain PMA approval for [y]our DeltaWave device.” Please revise to ensure consistency throughout your offering circular.

RESPONSE: Please be advised that the Company received pre-market approval of its DeltaWave device in June 2008. Therefore, we have amended the above-referenced sentence to state “We will need to obtain PMA approval for any future other products we develop.”

Exhibits

Form of Subscription Agreement, page 83

2.	We note that Section 7 (j) of Exhibit 4.1 to your Form of Subscription Agreement discloses that “[w]ith respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned (“Proceedings”), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the Borough of Manhattan in New York City, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.” Section 7(k) states that “the undersigned irrevocably waives any and all right to trial by jury with respect to any legal proceeding arising out of the transactions contemplated by this subscription agreement.” Please confirm, if true, that the exclusive forum and jury waiver provisions are not intended to apply to claims under the U.S. federal securities laws. If the provisions do apply to claims under the U.S. federal securities laws, please clearly disclose this in your offering circular and, if true, that by agreeing to the provision, investors will not be deemed to have waived your compliance with the federal securities laws and the rules and regulations promulgated thereunder. Please also provide risk factor disclosure in your offering circular related to the exclusive forum and jury waiver provisions, including but not limited to the enforceability of the provisions, increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit shareholders´ ability to bring a claim in a judicial forum that they find favorable. If these provisions do not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provisions in the Form of Subscription Agreement states this clearly.

RESPONSE: Please be advised that the Company has filed an Amended and Restated Subscription Agreement an Exhibit 1A-4.1 to Amendment No. 1 therein omitting the exclusive jurisdiction provision from Section 7(j) and Section 7(k) (Waiver of Jury Trial).

General

3.	We recently noted a general advertisement for an investment opportunity in your company on a web-site that appears to be a funding portal. See www.fundable.com/remsleep. Please tell us which rule you are relying upon for this private placement and how it complies with Rule 251(c) of Regulation A. For example, if you intend to rely on Rule 506(b) of Regulation D to conduct the private placement, tell us how you intend to comply with the general solicitation prohibition.

RESPONSE: Please be advised that webpage is inactive and that the Company’s account with Fundable.com was cancelled on August 7, 2019. The Company did not sell any securities through that portal or any other portal and has directed Fundable to take down that webpage from its website.

4.	Please highlight the disparate voting rights of your capital structure on your offering summary section. For example, include the number of votes per share to which each class of stock is entitled.

RESPONSE: Per the Staff’s comment, we added such disclosure to the Offering Summary section of Amendment No. 1.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (954) 303-8027 or pmagri@magrilaw.com.

Very truly yours,

/s/ Philip Magri

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